October 11, 2007

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Separate Account VA CC
Advisor’s Edge Variable Annuity
Post-Effective Amendment No. 1 on Form N-4
File Nos.: 333-146323; 811-06564

Dear Mr. Ruckman:

Post-Effective Amendment No. 1 to the above-referenced Form N-4 Registration Statement was filed with the Securities and Exchange Commission on October 11, 2007. The accession number is 0001193125-07-216647.

Enclosed is a courtesy copy of the Advisor’s Edge Variable Annuity supplement to the Prospectus and SAI. We are adding the Architect Guaranteed Lifetime Withdrawal Benefit.

We trust that all of the information is in order. Please call Sandy Dix, Assistant Manager – Securities Filing at (319) 355-8427 with any comments or questions.

Very truly yours,

Monumental Life Insurance Company

/s/ Sandy K. Dix
Assistant Manger – Securities Filing

Enc.
cc:	Frederick R. Bellamy, Esq.